Exhibit 99.1

3 E Network Enters ELOC Agreement for Up to $20 Million with Institutional Investor

Hong Kong, China, February 13, 2026 (GLOBE NEWSWIRE)— 3 E Network Technology Group Limited (Nasdaq: MASK, “3 E” or the “Company”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider advancing toward next-generation artificial intelligence (“AI”) infrastructure solutions, announced that, on February 11, 2026, it entered into a securities purchase agreement (the “ELOC Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company has the right, but not the obligation, to issue and sell, from time to time, Class A ordinary shares of the Company to the Investor for aggregate gross proceeds of up to US$20 million, representing an equity line of credit facility (the “ELOC”).

Pursuant to the ELOC Purchase Agreement, the Company may, at its discretion, deliver one or more purchase notices to the Investor from time to time, requiring the Investor to purchase a specified number of ordinary shares, subject to the satisfaction of customary conditions precedent set forth in the ELOC Purchase Agreement, including an effective resale registration statement registering the Investor’s resale of the shares. The purchase price for any ordinary shares sold under the ELOC will be determined in accordance with the pricing provisions set forth in the ELOC Purchase Agreement, which are based on the market price of the Company’s ordinary shares during the applicable measurement period.

The ELOC provides the Company with flexible access to capital over the 24-month term of the facility. Proceeds from any sales of ordinary shares under the ELOC may be used by the Company for general corporate purposes, including working capital, project development, production financing, and other strategic initiatives.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider, committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has excellent vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3emask.com

Website: https://3emask.com/